                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                 Cascade Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                     Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      147195101
           --------------------------------------------------------
                                 (CUSIP Number)

                                   Jack B. Schwartz
                       Newcomb, Sabin Schwartz & Landsverk LLP
                                   Attorneys at Law
                          111 S.W. Fifth Avenue, Suite 4040
                               Portland, Oregon  97204
                                    (503) 228-8446
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    March 10, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  9  Pages
                                        ---

CUSIP No. 147195101                   13D                 Page  2  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Jack B. Schwartz
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            3,600
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           70,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            3,600
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        1,714,592
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,718,192
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         13.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 147195101                   13D                 Page  3  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         C. Calvert Knudsen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            8,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            8,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        1,654,792
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,662,792
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         13%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 147195101                   13D                 Page  4  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Nani S. Warren
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           70,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        1,714,592
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,714,592
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         13%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 147195101                   13D                 Page  5  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Robert C. Warren, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        1,712,845
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power          58,253
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        1,654,592
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,712,845
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         13.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  6  of  9  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock ("Common Stock")
         Issuer: Cascade Corporation
         Principal Executive Offices:

                   2020 S.W. Fourth Avenue, Suite 600
                   Portland, Oregon  97201

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule is being filed by the following persons, who are the Trustees of the Robert C. and Nani S. Warren Revocable Trust (the Trust), which holds 1,654,592 shares Common Stock.

         (a) (b) and (c)

              (i) C. Calvert Knudsen, 602 - 36th Avenue East, Seattle, Washington 98112; Director, Cascade Corporation

              (ii) Jack B. Schwartz, Suite 4040, 111 S.W. Fifth Avenue, Portland, Oregon 97204, Partner, Newcomb, Sabin, Schwartz & Landsverk, Attorneys at Law; Director, Cascade Corporation

              (iii) Robert C. Warren, Jr., 2020 S.W. Fourth Avenue, Suite 600, Portland, Oregon 97201, President, Chief Executive Officer, and Director, Cascade Corporation

              (iv)      Nani S. Warren, P.O. Box 671, Eastsound, Washington
                        98245

              (d) No events have occurred which would require reporting under this provision.

              (e) No events have occurred which would require reporting under this provision.

              (f)       U.S.A.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

              (a) The reporting individuals acquired 1,654,592 shares Common Stock as Trustees March 10, 1997, when they accepted designation as Trustees of the Robert C. and Nani

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                                                          Page  7  of  9  Pages
                                                               ---    ---

                        S. Warren Revocable Trust following the February 21, 1997, death of Robert C. Warren. There was no consideration for the transfer. Nani S. Warren and Jack B. Schwartz acquired voting and dispositive powers as to 70,000 shares Common Stock as Directors of the Robert C. and Nani S. Warren Foundation (the "Foundation") in 1994. All other shares were previously owned by the reporting parties.

ITEM 4.  PURPOSE OF THE TRANSACTION

                        The Trust shares are held by the reporting individuals as Trustees for the benefit of Nani S. Warren. Nani S. Warren is the mother of Robert C. Warren, Jr.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) The 1,654,592 shares Common Stock held by the reporting individuals as Trustees of the Trust represent 13% of the common shares outstanding. Robert C. Warren, Jr. has sole voting power as to such shares, and the reporting individuals share dispositive powers.

                        The 70,000 shares Common Stock Held by the Foundation, of which Jack B. Schwartz and Nani S. Warren are Directors, represent .5% of the common shares outstanding. Mr. Schwartz and Mrs. Warren share voting and dispositive powers as to such shares.

                        The 8,000 shares Common Stock individually owned by C. Calvert Knudsen and the 3,600 shares Common Stock individually owned by Jack B. Schwartz represent, in each case less than .1% of those outstanding. The 58,253 shares Common Stock owned by Robert C. Warren, Jr. represent .5% of those outstanding.

                        The percentage computations set forth above include as outstanding shares of Common Stock the preferred shares of a Cascade Corporation subsidiary described in Item 6.

              (b)       Voting and Dispositive Powers are held as follows:

                        Sole Voting Power:

                             C. Calvert Knudsen - 8,000 Shares
                             Jack B. Schwartz - 3,600 Shares

                                                          Page  8  of  9  Pages
                                                               ---    ---

                             Robert C. Warren, Jr. - 1,712,845 Shares

                        Shared Voting Power:

                             Jack B. Schwartz - 70,000 Shares
                             Nani S. Warren - 70,000 Shares

                        Sole Dispositive Power:

                             C. Calvert Knudsen - 8,000 Shares
                             Jack B. Schwartz - 3,600 Shares
                             Robert C. Warren, Jr. - 58,253 Shares

                        Shared Dispositive Power:

                             C. Calvert Knudsen - 1,654,592 Shares
                             Jack B. Schwartz - 1,714,592 Shares
                             Nani S. Warren - 1,714,592 Shares
                             Robert C. Warren, Jr. - 1,654,592 Shares

              (c)       There were no such transactions.

              (d)       There are no such persons.

              (e)       No applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On March 11, 1997, the Trust agreed to vote Trust shares (a) in favor of an amendment to the Articles of Incorporation of Cascade Corporation to be presented to shareholders at its May 13, 1997, annual meeting, intended to provide voting rights equivalent to those of Common Stock to 1,100,000 preferred shares of a Cascade Corporation subsidiary held by Couphar Ltd. a corporation controlled by William J. Harrison (the preferred shares are exchangeable share-for-share for Common Stock) and (b) to vote Trust shares in favor of any slate of directors presented for a shareholder vote by Cascade management which includes Mr. Harrison through March 10, 2000. Couphar Ltd. has agreed to vote shares held by it in favor of any slate of directors presented for a shareholder vote by Cascade management through March 10, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.     Shareholders' Agreement Between the Trustees of the

                        Robert C. and Nani S. Warren Revocable Trust and Couphar Ltd., dated March 11, 1997.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                       /s/ C. Calvert Knudsen
                                       ---------------------------------------
                                            C. Calvert Knudsen


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in anyt number of cournterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                       /s/ Jack B. Schwartz
                                       ---------------------------------------
                                            Jack B. Schwartz

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in anyt number of cournterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                       /s/ Robert C. Warren, Jr.
                                       ---------------------------------------
                                            Robert C. Warren, Jr.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in anyt number of cournterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                       /s/ Nani S. Warren
                                       ---------------------------------------
                                            Nani S. Warren

Dated as of:  March 18, 1997